October 19, 2007

Mr. Jay E. Ingram

Attorney Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ingram:

NCR Corporation (which we refer to as “NCR,” “the Company,” “we,” “us,” or “our”) received your letter dated August 21, 2007 regarding our definitive proxy statement filed on March 19, 2007 (the “Filing”) with the United States Securities and Exchange Commission (the “Commission”). Thank you for providing comments to assist us in complying with the applicable disclosure requirements and enhance the overall disclosure in our filings. For your convenience in reviewing our responses, we restate below each comment made by the Staff of the Division of Corporation Finance (the “Staff”) and provide our response immediately following such comment. Unless otherwise stated below, we intend to comply with each comment in all future filings requiring disclosure as specified by Item 402 of Regulation S-K.

Selection of Nominees for Directors, page 12

Commission Comment No. 1: Please disclose the procedures set forth in the Bylaws that a shareholder must follow when nominating directors.

Response No. 1: The procedures set forth in the Company’s Bylaws that a shareholder must follow when nominating directors are described on page 56 of the Filing. Please see below the excerpt from page 56 of the Filing. If the Staff believes that additional disclosure is required, we would appreciate your assistance in identifying this information.

“Under NCR’s Bylaws, nominations for directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the Board, or (2) a stockholder entitled to vote who has delivered notice to the Company within 90 to 120 days before the first anniversary of the date of the mailing of the notice for the preceding year’s annual meeting.”

Mr. Jay E. Ingram

October 19, 2007

Compensation Discussion and Analysis

Commission Comment No. 2: Please elaborate on the role of Mr. Nuti in NCR’s compensation processes and his input during the crafting of compensation packages. For example, consider discussing whether or not Mr. Nuti makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which Mr. Nuti attends Compensation Committee meetings or meets with the consultants used by the Committee.

Response No. 2: The ultimate authority to make compensation-related decisions for the Company’s executive officers resides with and is exercised by the Compensation and Human Resource Committee of the Company’s Board of Directors (the “Committee”). The Committee considers recommendations from various sources, including our Chief Executive Officer (whom we refer to as our “CEO”), in determining the compensation packages of the executive officers and setting plan metrics and other compensation-related items. Our CEO attends most meetings of the Committee and participates by discussing with, and making recommendations to, the Committee regarding candidates for executive positions, compensation packages for new and existing executives, and executive benefits. Our CEO also provides recommendations to the Committee concerning the financial performance metrics to be used to determine short-term and long-term incentive compensation for all executive officers.

Our CEO also provides to the Committee input regarding his compensation, but, as is the case in all decisions on executive compensation, the Committee has the ultimate decision-making authority on such matters. He is not present at Committee meetings during the time that the Committee discusses and makes decisions regarding his compensation.

The compensation consultant used by the Committee reports to and works for the Committee. Typically, our CEO will not meet with the Committee’s compensation consultant independently. He only participates in meetings with the Committee’s compensation consultant to the extent that both he and the compensation consultant are present at Committee meetings or as otherwise requested by the Committee.

In future filings, we will provide additional information, to the extent that it is material to investors’ understanding of the Company’s executive compensation program, regarding the role of our CEO in the Company’s executive compensation processes.

Commission Comment No. 3: Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in Mr. Nuti’s salary, the amount paid to him under the 2006 MIP

Mr. Jay E. Ingram

October 19, 2007

Objectives Plan, and the option award made on February 13, 20061 and provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Response No. 3: In fiscal year 2006, there were no material differences in the policies that the Committee used to set the compensation for the Company’s executive officers, including our CEO and the other named executive officers (the “Named Executive Officers”). As described in the Filing, our practice is to compensate in both cash and equity, pay at competitive market levels, and base the majority of the compensation on the Company’s performance. The differences in outcomes reached by applying these consistent policies are driven by the different benchmarks derived from the peer group and market surveys. Peer and market data show that, generally, chief executive officers are often paid several multiples of the pay of the companies’ other executives, in terms of both cash and equity. Consistent with this, our CEO is compensated at substantially higher cash and equity levels as compared to the Company’s other executive officers. We believe our CEO should be paid at a level substantially above the others due to the nature of his position as the senior executive who leads the entire organization, rather than just a particular business unit of the Company (which we also refer to as a “BU”), the extent and scope of his responsibilities, and the judgment and experience that he brings to his position.

In future filings, we intend to clarify whether or not our compensation policies and practices are consistent among the Named Executive Officers.

Commission Comment No. 4: Please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Response No. 4: Our 2006 compensation structure included both short-term and long-term performance-based incentive compensation awards. Short-term (annual) performance-based incentive awards were offered under the Company’s Management

[1]	The Commission referred to the date, February 13, 2007, in its comment. However, we believe that the Commission intended to refer to the date, February 13, 2006.

Mr. Jay E. Ingram

October 19, 2007

Incentive Plan (the “MIP”), as adjusted by the 2006 Annual MIP Objectives (as defined on page 19 of the Filing). Under the MIP, the Company’s executive officers were eligible to receive an annual cash payment, the amount of which depended upon, among other items, specific financial performance objectives linked to corporate and/or business unit performance. Long-term performance-based incentive awards were provided using, among other forms of equity, performance-based restricted stock.

The extent to which the performance-based restricted stock awards are earned (vest) depends upon the extent to which the Company achieves specified target levels over a three-year performance period. As explained in our supporting analysis below, we did not disclose the target levels that the executive officers had to achieve in order to receive a payment under the MIP or will need to achieve in order to earn their performance-based restricted stock awards because we believe that (i) this information is not material to an understanding of the Company’s performance-based incentive compensation plans for the Named Executive Officers, particularly in light of the other information that is provided regarding these plans, and (ii) disclosure of such target levels would result in competitive harm to the Company and its stockholders.

Supporting Analysis

A.	Materiality of Disclosure Regarding Targets

Item 402(b) of Regulation S-K and Instruction 1 to Item 402(b) provide that the purpose of the Compensation Discussion and Analysis (the “CD&A”) is to provide investors with information that is (i) “material” or comprises “material elements of the registrant’s compensation of the named executive officers,” and (ii) “necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Therefore, quantitative disclosure regarding target levels need only be included in the CD&A if such information is necessary to enable investors to understand how the Company’s performance-based incentive compensation plans operated in fiscal year 2006. Certainly, a general understanding of the design and structure of our short-term and long-term incentive plans and an explanation of how and why the operation of those plans resulted in the amounts paid to the Named Executive Officers pursuant to the MIP and payable to the Named Executive Officers at the end of the three-year performance period under the performance-based restricted stock awards are material, as these plans are central to the Company’s executive compensation program. However, we believe that the specific target levels that have been established as part of the formula for determining the amounts that were or will be ultimately paid pursuant to these plans is not material because that information does not give our investors any greater understanding of our short-term and long-term performance-based compensation programs.

With respect to the MIP, for example, information regarding the specific numerical goal set as the “target” would be of limited relevance to an investor’s understanding of the operation of that plan. As described in the Filing, in the case of the MIP, the actual

Mr. Jay E. Ingram

October 19, 2007

payments made for fiscal year 2006 were dependent on the Company’s performance as measured by three different criteria. First, each Named Executive Officer was assigned financial performance objectives linked to corporate and/or business unit performance applicable to his or her role. Second, those Named Executive Officers with business unit responsibilities were assigned stretch objectives relating to his or her respective business unit’s financial performance. Third, consistent with Company’s commitment to further the diversity of its workforce, each Named Executive Officer was subject to specific diversity-related performance objectives. In the Filing, the Company chose to disclose the specific targets in the third category, but did not do so in the first two categories because, as discussed below, such information is not material to the understanding of our MIP program and disclosure of such information would cause competitive harm to the Company.

With respect to the first category, the relevant “target” is set at the corporate or business unit non-pension operating income (“NPOI”) level at which the Committee determines executive officers will receive 100% of their target payouts. This level, however, is merely one point on a continuum from 0%-200% of such payouts. Thus, the “target” level has no greater significance than any other performance level on this continuum. We believe that, as long as investors are given information regarding the manner in which varying levels of NPOI performance can yield varying payout amounts and are also provided with information regarding the Committee’s assessment of how difficult it is intended to be for executives to attain the level of NPOI achievement at which executives would receive 100% of their payouts, investors will be able to understand how the plan operates.

This analysis is equally applicable to the second, “stretch objectives” component of the MIP. Under this component, each Named Executive Officer with specific business unit responsibilities is eligible to receive an additional incentive award equal to 25% of his or her base salary if business-unit specific order or revenue targets are achieved. These targets are structured on an “all or nothing” basis, but still the specific numerical goals themselves are of limited relevance to investors. What is relevant is the context that is already provided in the disclosure – namely information regarding the manner in which the plan is structured and the Committee’s assessment of the level of difficulty in achieving the “all or nothing” goals.

Finally, in assessing the materiality of disclosure regarding quantitative performance targets, it is important to note that the Filing already contains an extensive description of the terms and conditions of the MIP. Specifically, with respect to the MIP the Filing discloses, among other things:

•	how and why the Committee structured the current plan;

•	the amount (as a percentage of base salary) that would be paid at target performance levels;

•	the specific performance measures that are to be used in determining whether and to what extent payments would be made;

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October 19, 2007

•	the manner in which the Committee sets its performance metrics;

•	the Company’s assessment of the level of difficulty inherent in attaining the undisclosed performance targets;

•	the Company’s historical performance against the targets set under prior annual incentive compensation plans; and

•	the amounts actually paid for fiscal year 2006 performance.

Given all of this information that is provided regarding the MIP, the disclosure of the specific quantitative targets would not add in any way to an “understanding of [NCR’s] compensation policies and decisions,” nor would it be material or necessary to such an understanding.

The same analysis applies with respect to the Company’s long-term incentive compensation plan. Long-term awards take the form of time-based stock options and performance-based restricted stock. Whether and to what extent the performance-based restricted stock awards vest depends on the level of Cumulative Net Operating Profit (“CNOP”) that the Company attains over the three-year performance period. The specific “target” level (or level at which 100% of the award will vest) is of no more or less relevance than any other point along the payout continuum. Further, as is the case of the MIP, none of the specific target numbers are at all “necessary” to an understanding of this element of our compensation program. What is “necessary” is information regarding the manner in which the performance-based restricted stock is structured, as well as information regarding the Committee’s assessment of the level of difficulty inherent in attaining the targets around which the vesting provisions are structured. The Filing includes this information, as well as additional information regarding the performance-based restricted stock, including:

•	how and why the Committee structured the current plan;

•	information regarding the (“CNOP”) metric that is used in determining whether and to what extent an award will vest; and

•	the manner in which the Committee sets its CNOP performance goals.

Given all of this information that is provided regarding our long-term incentive compensation plan, we do not believe that disclosure regarding the specific performance metrics is material information that is necessary to an understanding of NCR’s compensation policies and decisions.

Even assuming that information regarding quantitative performance targets is material, it need not be disclosed, pursuant to Instruction 4 to Item 402(b), if doing so would result in competitive harm to NCR. The following section explains why this standard is met with respect to both our short and long-term incentive plans.

Mr. Jay E. Ingram

October 19, 2007

B.	Competitive Harm

1.	Short-Term Incentives – Management Incentive Plan

Annual payments under the MIP are performance-based and designed so that the awards payable to the Company’s Named Executive Officers will be fully deductible for federal income tax purposes. As explained on page 19 of the Filing, the maximum award payable to each Named Executive Officer for fiscal year 2006 was based on the Company’s earnings before interest and taxes (“EBIT”). Pursuant to the terms of the MIP, the Committee has the discretion (based on the 2006 Annual MIP Objectives) to reduce the size of individual awards that would otherwise be payable based on the application of the EBIT formula.

The primary component of the 2006 Annual MIP Objectives was a set of financial performance objectives linked to corporate and/or business unit performance. Consistent with the Committee’s past practices, the financial performance objectives component of the 2006 Annual MIP Objectives was designed using an aggressive approach to exceed, rather than meet, market expectations. The Committee determines the financial performance objectives by considering the market expectations at the corporate and business unit level, and then adding to that expectation an incremental amount based on prior year performance, market size, and anticipated market growth in order to set target at a level that represents aggressive growth of the Company.

We believe that disclosure of these financial performance objectives will cause competitive harm to the Company because such disclosure will provide our competitors with competitively-sensitive information regarding our strategic and operational objectives, including the relative measure of how the Company performed compared to our corporate and business unit targeted performance metrics. Because our competitors would inform our customers of instances where we fail, particularly if we fail by a significant amount, to execute on our plans, the Company would be compelled to use a less aggressive approach in setting financial performance objectives in order to prevent the competitive harm that would otherwise result. Thus, if we disclose the specific financial performance objectives, our growth rate could be adversely affected due to the use of less aggressive performance targets and/or damage to customer relations, causing the Company to become less competitive.

2.	Long-Term Incentives – Performance-Based Restricted Stock

The performance-based restricted stock awards that are granted to the Company’s Named Executive Officers will be earned (vest) only if the Company achieves a specific CNOP goal for the three-year performance period that applies to these awards. In setting the three-year CNOP goals, the Committee uses an approach that is somewhat less aggressive than it uses in setting short-term incentive metrics in order to give effect to the retention purpose of the long-term incentive awards and to recognize the inherent

Mr. Jay E. Ingram

October 19, 2007

uncertainty in setting long-term goals. However, as explained on page 22 of the Filing, the CNOP goals represent projected long-term meaningful growth of the Company.

We believe quantitative disclosure of the three-year CNOP goals would result in competitive harm to the Company because the disclosure would (i) give competitors information regarding year-to-year long-term growth projections for the Company that would not otherwise be available, providing them with the opportunity to combine market data with such long-term growth projections to determine our long-term strategic and operational objectives, and (ii) threaten the price of our common stock because such disclosure would force our executives to, in effect, give a separate set of “guidance” regarding future financial performance. We describe each of these potential consequences in more detail below.

First, because vesting of the performance-based restricted stock awards is based on a three-year performance period, disclosure of the three-year CNOP target would provide our competitors with information about the Company’s long-term profit expectations on an annual basis. That is, by disclosing the anticipated three-year target level annually, competitors will be able to determine each year the change in the projections for the third year of the three-year performance period. For example, if we disclose that (i) in fiscal year 2008, the target for the 2008-2010 performance period equals X, and (ii) in fiscal year 2009, the target for the 2009-2011 performance period equals Y, then competitors may use the difference between X and Y to figure out possible changes in our business plan that would be implemented in fiscal year 2011. This creates the risk that competitors will be able to determine our long-term strategic and operational goals by studying the relationship between market knowledge, revenue, and our long-term plans. For example, with this additional information, a competitor may be able to predict that the Company is preparing for increased merger and acquisition activity and will adjust its own plans accordingly. A competitor may also be able to study these combined factors to determine when NCR is planning the release of a new product and, once again, adjust its own plans accordingly.

Second, disclosure of the three-year CNOP goals would cause competitive harm by requiring the Company to, in effect, give additional “guidance” regarding its expected financial performance. The Company has historically limited the forward-looking projections that it gives to analysts for several reasons. As to the three-year CNOP goals, one reason is that we expect that analysts will speculate as to what accounts for the change in projections in the third year of the three-year performance period. This could be harmful for a number of reasons. First, once this additional set of expectations becomes public, and management faces the prospect of adverse analyst reports if these expectations are not met, it will be forced to take this into account in running the Company. Rather than making business decisions based purely on the long-term best interests of stockholders, management may make decisions that will enable them to meet analysts’ expectations, and thereby avoid any short-term adverse impact on the price of the Company’s stock that could result from a negative report. This could cause management to fail to seize on opportunities that competitors could pursue. Second, to

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October 19, 2007

the extent that publication of this additional set of guidance does lead to a drop in our stock price due to failure to satisfy the resulting analyst expectations, this would (i) make the Company’s common stock a less valuable form of currency, making it more expensive (in terms of number of shares) to complete stock-for-stock acquisitions and (ii) make it more expensive (again in terms of number of shares) to raise capital to use for acquisitions and other strategic initiatives.

Another reason that the Company has historically limited the forward-looking projections that it gives is to prevent confusion in the market. The Company currently discloses two sets of guidance — annual and long-term models. In order to give our stockholders an understanding of how we expect our executive officers to perform each year, we disclose figures that are long-term in the form of a range, or in relation to another result, such as profit as a percent of revenue. Thus, if the Company were to disclose the three-year CNOP goals, it would, in effect, be used as a third set of guidance. This additional “guidance” could cause confusion in the market because it potentially could be inconsistent with the other forms of guidance the Company has historically provided due to the varying nature of the information in each set of guidance.

Further, if we were to disclose the performance metrics for both our short-term and long-term performance-based incentive compensation plans, we would have, in effect, disclosed four different sets of guidance, thereby creating even more confusion in the market.

Degree of Difficulty in Achieving Undisclosed Target Levels

A.	Short-Term Incentives – Management Incentive Plan

On pages 20 and 21 of the Filing, we disclose, among other information, historical performance data applied at the Company level for the MIP as well as the Committee’s expectations regarding degree of difficulty in reaching target levels:

•

“. . . [O]ver the past five years, we have performed significantly below target one time, slightly below target three times, and in excess of target one time, but have not achieved the maximum performance level.”

•

“When setting objectives to take into consideration when exercising negative discretion under the MIP, we tend to set the threshold, target, and maximum performance levels for annual incentive awards to ensure that the relative level of difficulty of achieving the target level is consistent from year to year.”

In addition, we described on pages 20 and 21 of the Filing the changes in the target levels for fiscal year 2006 as compared to prior years to illustrate the degree of difficulty in achieving the undisclosed target levels.

Mr. Jay E. Ingram

October 19, 2007

B.	Long-Term Incentives – Performance-Based Restricted Stock

As described on pages 21 and 22 of the Filing, the vesting of the performance-based restricted stock awards granted to the Company’s Named Executive Officers depends upon the three-year performance period goals. In order to provide investors with a complete description of the specific measures we use for the applicable three-year performance period, we describe in detail CNOP and Return on Capital (as such term is defined on page 22 of the Filing). We also, on page 22 of the Filing, provide disclosure to identify where we set threshold and maximum performance levels in relation to target to provide stockholders with all details possible, short of those that will cause competitive harm to the Company, regarding how difficult the goals are to reach. However, as explained on page 22 of the Filing, we do not have historical data available to disclose because fiscal year 2006 was the first year that performance-based restricted stock awards were used as the primary equity vehicle for the Named Executive Officers.

Impact of Disclosure of Metrics

We believe that disclosure of the quantitative targets and performance-based objectives discussed above will cause competitive harm to the Company. Although these metrics currently serve as an effective instrument in driving stockholder value, disclosure of such metrics may result in an opposite effect on the value of our stock. If we are required to disclose such targets, we will have to consider whether and how our Company should continue to use performance-based objectives as a component of incentive compensation for our executive officers.

Commission Comment No. 5: Please quantify the disclosure regarding the de facto targets and targeted total compensation that results from your review of base salaries and annual and long-term incentive opportunities. Refer to the disclosure in the last sentence of the first full paragraph under the “Annual Awards” subsection on page 22. Please quantify the extent to which your equity awards are initially set at dollar amounts and discuss how these target amounts compare to the peer group.

Response No. 5:

De Facto Targets

On page 17 of the Filing, we stated that we set de facto total compensation targets for the Company’s executive officers. We did not intend to suggest that the Committee starts with an overall targeted total compensation figure for each executive officer and then derives the pay mix and amount of each compensation element from this total. Rather, the Committee establishes the various compensation elements using the factors described in the Filing, and the sum of such elements creates the de facto targeted total compensation figures. The cash compensation components are determined by evaluating the market, our peer group, the experience of the individual executive officer, the nature of his or her position, and internal equity. The equity-based long-term incentives are

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October 19, 2007

based on a combination of affordability, market practices, and retention objectives. The sum of these individual elements resulted in the following de facto targeted total compensation for each Named Executive Officer in fiscal year 2006:

Named Executive Officer	Base Salary as of 12/31/06	Target Annual Financial Incentive to be Earned in 2006	Target Stretch Incentive to be Earned in 2006	Target Diversity Incentive to be Earned in 2006	Grant Date Value of LTI awarded 2/13/06	Total Targeted Compensation
William Nuti	$1,000,000	$1,000,000	$0	$100,000	$5,108,573	$7,208,573
Peter Bocian	$400,000	$300,000	$0	$40,000	$674,338	$1,414,338
Michael Koehler	$425,000	$318,750	$106,250	$42,500	$643,669	$1,536,169
Malcolm Collins *	$464,514	$372,563	$91,951	$38,555	n/a	n/a
Christine Wallace	$330,000	$247,500	$82,500	$33,000	$408,692	$1,101,692

*

In 2006 Mr. Collins was guaranteed a bonus of 100% of his target annual financial objective and his target stretch objective. The amounts listed for Mr. Collins in the above chart were converted from GBP to US dollars using the average January exchange rate. Mr. Collins did not receive a separate 2006 annual equity award, but instead received his hiring grant.

Long-Term Incentives

The Committee approved the long-term performance-based incentive awards for each of the Named Executive Officers as reflected in the table set forth above at its February 13, 2006 meeting. The value of this award was equally divided between stock options and performance-based restricted stock. The value of the restricted stock award was converted to a number of restricted shares of stock by dividing the value by the average of the high and low market prices of the Company’s common stock during the 20 trading days prior to the award’s grant date. The value of the stock option award was converted to a number of underlying shares of stock by dividing the value by the average of the high and low market prices of the Company’s common stock during the 20 trading days prior to the award’s grant date and further dividing this number by the Company’s Black-Scholes factor as determined by the Company’s Controller group. The exercise price of the stock option awards was set as the average of the high and low market prices of the Company’s common stock on the effective date of the award.

Compared to the chief executive officers of the Company’s primary peer group, our CEO’s annual equity award for fiscal year 2006 was near the 75th percentile. Compared to the chief financial officers of the Company’s primary peer group, our Chief Financial Officer’s annual equity award for fiscal year 2006 was significantly below median. Mr. Koehler was the second highest paid executive at NCR during fiscal year 2006 and Ms. Wallace was the fourth highest paid executive. Compared to the second and fourth highest paid executives of the Company’s primary peer group, Mr. Koehler’s and Ms. Wallace’s annual equity awards for fiscal year 2006 were both below median. Mr.

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October 19, 2007

Collins did not receive a separate annual equity award in fiscal year 2006. Rather, he received his equity award in connection with joining the Company.

We intend to provide similar additional disclosures on our compensation targets in future filings.

Peer Groups and Benchmarking, page 17

Commission Comment No. 6: Please elaborate on the use of “alternative peer groups” as referenced on page 18.

Response No. 6: The peer group used by the Committee during fiscal year 2006 was the group of companies identified on page 18 of the Filing. The Committee uses this peer group for benchmarking purposes.

The peer group is not, however, the only set of companies against which potential compensation amounts are compared during the compensation-setting process. Due to the Company’s unique and diverse business lines, the Company may, from time to time, collect information regarding a different set of companies for the Committee when it is considered relevant to evaluating the compensation of a particular executive officer. For example, when evaluating the compensation of Mr. Koehler, the Committee may look at additional compensation information from companies that more closely match the industry in which the Company’s Teradata Division operates. However, this information is not used by the Committee in lieu of, or in competition with, its benchmarking against the peer group. Rather, the information is used by the Committee as an additional reference point to evaluate whether, in the case of a particular executive officer, the results obtained by benchmarking against the peer group are appropriate.

In future filings, we will clarify the manner in which the Committee uses information from companies other than those in the peer group in making compensation decisions to the extent that it is material to investors’ understanding of the Company’s executive compensation program.

Short-Term Incentives, page 18

Commission Comment No. 7: Please provide additional analysis about how you determined the amount of compensation paid under the Management Incentive Plan. See Item 402(b)(1)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under the plan but also provides substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives. Ensure that your disclosure contains appropriate analysis of the specific factors considered by the Committee in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are

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October 19, 2007

appropriate in light of the various items it considered in making specific compensation decisions.

Response No. 7: We believe that the discussion on pages 19 and 20 of the Filing sets forth a materially complete description of the factors considered by the Committee when it sets the amount of compensation awarded under the MIP. The MIP was designed so that awards payable to the Named Executive Officers will be fully deductible for federal income tax purposes. As described in the response to Comment 4 above, for fiscal year 2006, the maximum award payable to each Named Executive Officer was based on the Company’s EBIT. For our CEO, the maximum award was 1.5% of actual EBIT and, for each of the other Named Executive Officers, was 0.75% of actual EBIT. However, pursuant to the terms of the MIP, the Committee has the discretion to reduce the size of individual awards that would otherwise be payable upon the application of the EBIT formula. For fiscal year 2006, the Committee exercised this discretion to reduce the award of each Named Executive Officer. The description on page 19 of the Filing summarizes the three factors that the Committee considered in exercising its discretion, which included (i) a financial performance objective linked to corporate and/or business unit performance (as applicable to each individual Named Executive Officer), (ii) a stretch objective, in the case of Named Executive Officers with business unit responsibilities, and (iii) objectives related to the Company’s endeavors to increase the diversity of its workforce.

As described on page 19 of the Filing, the targeted payouts for fiscal year 2006 that represent the financial performance component of such objectives were set at 100% of base salary for our CEO and 75% of base salary for the other Named Executive Officers. The Committee made these determinations by assessing external market conditions and evaluating annual incentive award levels in our relevant peer group and in the various industries in which the Company operates. Also as described on page 19 of the Filing, the fiscal year 2006 targeted payouts for our Chief Financial Officer and the Senior Vice Presidents of the Company’s Teradata, Financial Solutions, and Customer Services Divisions reflected an increase over the fiscal year 2005 targeted payouts because the Committee wanted a higher percentage of our senior executive officers’ total compensation to be performance-based.

With respect to the financial performance metric referenced in the first paragraph of this response, the table set forth below reflects the weighting used for each Named Executive Officer. In future filings, we will provide this information to the extent that it is material to investors’ understanding of the award payments under the MIP.

Named Executive Officer	Corporate NPOI	BU NPOI	BU Revenue
William Nuti	100%
Peter Bocian	100%
Michael Koehler	25%	37.5%	37.5%
Malcolm Collins	25%	37.5%	37.5%
Christine Wallace	50%	50%

Mr. Jay E. Ingram

October 19, 2007

Column (g) of the Summary Compensation Table on page 30 of the Filing and Columns (c), (d), and (e) of the Grant of Plan-Based Awards Table on page 34 of the Filing set forth, for each Named Executive Officer, the amount of compensation actually paid and the potential award payout levels, respectively, under the MIP.

Long-Term Incentives, page 21

Performance-Based Restricted Stock, page 21

Commission Comment No. 8: The disclosure in this section relating to the description of the vesting provisions of your performance-based restricted stock contains technical information that impairs the readability of your disclosure. Refer to Section VI of Commission Release 33-8732A, which, among other concepts, refers to the avoidance of the use of highly technical business and other terminology as the primary means of explaining information. Refer to the use of difficult-to-understand concepts such as how the company applies a “straight-line interpolation to [y]our actual CNOP for the performance period to compute the number of shares earned by the Named Executive Officers . . . .” Refer also to the formula relating to “Return on Capital” which your disclosure indicates is equal to “NPOI divided by Controllable Capital”.

Response No. 8: The financial metrics used to determine the vesting of performance-based restricted stock awards are based on a series of technical formulas that the Committee uses to monitor the Company’s performance against its long-term strategic plan. The description on pages 21 and 22 of the Filing attempts to simplify these formulas and their underlying financial components for investors. In drafting the discussion of the performance-based restricted stock awards, we believed that an explanation of the formulas and components was necessary in order to help investors understand the factors that the Committee considers in establishing the performance metrics for the awards. Therefore, we are reluctant to omit these descriptions because we believe that this will likely result in a more limited and less understandable disclosure.

However, in future filings we will add illustrative examples to the discussion to show how the formulas would operate under one or more possible scenarios and strive to better apply plain English principles to the discussion. For example, we will consider providing a graph similar to the graph set forth below to illustrate how a straight-line interpolation of the performance formula would work. We will also explain that the Committee uses Return on Capital to determine whether to pay awards because this metric accurately demonstrates the value that the Company generates from its operations. That is, while it is possible to create a short-term increase in NPOI by growing receivables, inventory, and investments in Property, Plant and Equipment (each of which is an element of Controllable Capital), in the long-term, these types of short-term gains may begin to erode and Return on Capital will subsequently decrease. By using Return on Capital, the Committee can ensure that the NPOI growth is based on sound investments by taking into account the impact of the cost of generating the additional NPOI.

Mr. Jay E. Ingram

October 19, 2007

The sample straight-line interpolation graph set forth below assumes the following data for illustrative purposes only:

Results	Payouts
1	25%
2	62.5%
3	100%
4	125%
5	150%

As illustrated by this graph, an executive officer with a target award of 100 shares would receive 125 shares if the actual results were at level “4” indicated in the chart.

Mr. Jay E. Ingram

October 19, 2007

Annual Awards, page 22

Commission Comment No. 9: Refer to the disclosure relating to the company’s consideration of the affordability of executive compensation in making determinations regarding the size and mix of each equity award. Please expand your disclosure to provide a materially complete description of how the cost of executive compensation factors into your overall compensation decision-making policies and how the amounts expensed in prior fiscal years specifically impact compensation awards in the fiscal year for which compensation is being reported.

Response No. 9: In administering the executive compensation program, the Committee balances the Company’s desire to attract, motivate, and retain top-notch executives against the cost of providing executive compensation at levels necessary to do so. As a result, affordability considerations are central to the Committee’s compensation-setting process. With respect to cash-based compensation elements, affordability is measured on the basis of the amount of cash that is necessary to fund each element. With respect to equity-based compensation elements, affordability is measured on the basis of the accounting expense associated with each such element. The Committee’s goal with respect to all elements is to pay enough to attract, motivate, and retain talented executives while maintaining the overall cost of the Company’s executive compensation program at a level that the Committee deems to be reasonable and in the best interests of the Company’s stockholders.

Generally, the cost of prior year’s compensation decisions has no significant influence on current year executive compensation policies or practices. However, the accounting expense accruals associated with prior years’ equity awards that are projected to be recognized in the current year are provided to our CEO and the Committee. Accordingly, this information is a factor that is considered by the Committee in evaluating the overall affordability of the long-term incentive compensation plan design and award levels for the current fiscal year.

In future filings, we will include additional information about the affordability of individual compensation elements to the extent that it is material to investors’ understanding of the Company’s executive compensation program.

Ad Hoc Awards, page 22

Commission Comment No. 10: Please provide a complete description of the ad hoc equity award process and the specific awards that you made to relevant named executive officers in the last fiscal year.

Response No. 10: As described on pages 22 and 23 of the Filing, from time to time the Committee makes ad hoc equity awards using the process outlined in that description. Typically, our CEO makes an initial recommendation to the Committee as to the potential

Mr. Jay E. Ingram

October 19, 2007

recipient and proposed size of the award. This latter recommendation is based upon a review of the potential recipient’s relevant cash and equity compensation history as provided by the Company’s executive compensation team. Upon review of our CEO’s recommendation and after considering other factors that the Committee deems to be relevant to the proposed award, the Committee exercises its discretion as to whether to approve the award. An approved award will have an effective date that complies with the Company’s Equity Award Grant Practices as described on page 23 of the Filing.

In future filings, we will provide additional information regarding the role of our CEO when discussing the Committee’s use of ad hoc equity awards.

In fiscal year 2006, the Committee granted an ad hoc equity award to Mr. Collins in connection with his joining the Company. The grant date value of the award was $2,250,000 and the value of the award was equally divided between stock options and performance-based restricted stock. Also in fiscal year 2006, the Committee granted an ad hoc equity award to Ms. Wallace in connection with her promotion to Senior Vice President, WCS. The grant date value of the award was $300,000 and the value of the award was equally divided between stock options and performance-based restricted stock. In both cases, the performance-based restricted stock awards vest at the end of a three year period based on the Company’s achievement of pre-established performance targets. In both cases, the stock options vest in four equal annual 25% increments over a four year period.

In future filings, we will include, if applicable, additional information, similar to what has been described in the preceding paragraph, if the Committee makes any ad hoc equity awards to our Named Executive Officers.

Summary Compensation Table, page 28

Employment Agreements and Material Employment Terms, page 28

Commission Comment No. 11: Revise the Compensation Discussion & Analysis to address how you determined the elements and levels of compensation as set forth in the employment agreements, particularly the amounts awarded in the form of long term incentives.

Response No. 11: When determining the elements and levels of compensation in the employment agreements for Mr. Collins and Ms. Wallace described in the Filing, the Committee considered, in the case of Mr. Collins, his compensation at his former employer and, in the case of Ms. Wallace, her current compensation at NCR, median pay as reported by market surveys for the executive positions they were assuming, and the compensation levels of the Company’s other executive officers. The size of the equity award that Mr. Collins was granted upon joining the Company was determined by taking into consideration cash and equity compensation forfeited at his former employer, the amount needed to encourage him to join the Company, and what the market indicated as

Mr. Jay E. Ingram

October 19, 2007

the median equity award for his executive position and base salary. The size of Ms. Wallace’s equity award was determined by evaluating her current equity holdings, the size of recent promotional awards received by the other executive officers, and the size of her last annual award. Additionally, the Company’s executive officers generally receive the same benefits provided to Company employees in other key leadership positions in their specific geographic region.

In future filings, we will provide additional information, similar to what has been described in the preceding paragraph, when discussing Mr. Collins’ and Ms. Wallace’s employment agreements and will provide comparable information about any additional employment agreements that are executed with any of the Named Executive Officers to the extent that it is material to investors’ understanding of such agreements.

2006 Director Compensation Table, page 42

Commission Comment No. 12: For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Response No. 12: Please see page 42 of the Filing, where the aggregate number of stock awards outstanding at the end of fiscal year 2006 are disclosed in footnote 10 to the Director Compensation Table.

Finally, as requested on pages 4 and 5 of your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact Ned Greene, Vice President, Deputy General Counsel and Assistant Secretary, at 937.445.4276.

Sincerely,

/s/ William R. Nuti
William R. Nuti
Chairman, Chief Executive Officer and President